SC 13D/A                        SCHEDULE 13D AMENDMENT NO. 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Iridium Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Larry G. Franceski, Esq.

Fulbright & Jaworski L.L.P.

801 Pennsylvania Avenue, N.W.

Washington, D.C.

20004

202-662-4518

with a copy to:

Marilyn Mooney, Esq.

Fulbright & Jaworski L.L.P.

801 Pennsylvania Avenue, NW

Washington, D.C. 20004

202-662-4678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baralonco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,599,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,599,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Iridium Communications, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102.

Item 2. Identity and Background.

This Statement is being filed by Baralonco Limited (the “Company”), organized under the laws of the British Virgin Islands, with its principal executive offices located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. The principal business of the Company is to hold investments. Information as to Steven B. Pfeiffer and Thomas Alabakis who are directors of the Company is set forth in Exhibit A hereto.

This statement is also being filed by Khalid bin Abdullah bin Abdulrahman, the sole owner (the “Owner”) of the Company, whose address is c/o Baralonco Limited located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. His present principal occupation is private investments. The Owner is a resident and national of the Kingdom of Saudi Arabia.

During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

The Company purchased 20,000 shares of the Issuer’s 6.75% Series B Cumulative Perpetual Convertible Preferred Stock (the “Convertible Preferred Stock”) on May 14, 2014 for cash at the offering price of $250 per share, less discounts and commissions. Shares of Convertible Preferred Stock are convertible into shares of Common Stock at an initial conversion rate of 33.456 shares of Common Stock per $250 liquidation preference, which is equivalent to an initial conversion price of $7.47 per share (subject to adjustment in certain events). The 20,000 shares of Convertible Preferred Stock are initially convertible into 669,120 shares of Common Stock. Since the filing of the Schedule 13D/A on October 9, 2012, the Company has also from time to time purchased for cash on the open market on The NASDAQ Global Select Market additional shares of Common Stock totaling 331,560 shares.

Item 4. Purpose of Transaction.

The purpose of this amendment is to report the acquisition through purchase for cash of shares of the Convertible Preferred Stock immediately convertible into Common Stock and additional shares of Common Stock as further described in Item 3 above.

The Company intends to review the investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and the general economic and industry conditions, may in the future take such actions with respect to the investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale of all or a portion of the shares of Common Stock held by the Company and the Owner to one or more purchasers.

Except as described above, neither the Company nor the Owner nor either of the persons listed in Exhibit A has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. The Company and the Owner may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) The Company beneficially owns 13,599,230 shares of the Common Stock. As the Company is wholly-owned by the Owner, the Owner also beneficially owns the same 13,599,230 shares of the Common Stock. This number of shares represents 14.4% of the outstanding shares as calculated under Rule 13d-3 of the Securities Exchange Act of 1934 as amended. Mr. Pfeiffer, a director of the Company and also of the Issuer, beneficially owns 58,864 shares of Common Stock. These shares consist of 8,861 shares issuable upon the exercise of stock options exercisable within 60 days of May 14, 2014 and 50,003 shares underlying restricted stock units that vest but are not released within 60 days of May 14, 2014. Shares underlying all vested restricted stock units will be released six months following the termination of Mr. Pfeiffer’s service with the Issuer. Upon the issuance or release, as applicable, of the shares underlying the options and restricted stock units, Mr. Pfeiffer shall have sole voting and investment power over these shares. Mr. Pfeiffer’s shares are not included in the totals disclosed by the Company and the Owner.

(b) As the Company is wholly-owned by the Owner, the Company and the Owner share voting and investment power over the 13,599,230 shares of the Common Stock.

(c) Except as otherwise reported herein, neither the Company nor the Owner nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock during the past sixty days.

(d) No person, other than the Company, has the right to receive dividends from the Common Stock and no person other than the Company has the right to receive the proceeds from the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company’s agreement to a 90-day “lock-up” with respect to Common Shares pursuant to that certain Director, Officer and Major Shareholder Lock-Up Agreement dated as of September 28, 2012 (the “2012 Lock-Up Agreement”) previously reported has expired.

Mr. Pfeiffer has entered into that certain Lock-Up Agreement (“Lock-Up Agreement”) dated as of May 7, 2014 pursuant to which he has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make and demand or request or exercise any right with respect to the resignation of, or file with the SEC a registration statement under the Securities Act relating to, any series B preferred stock or securities convertible into or exchangeable or exercisable for any series B preferred stock without the prior written consent of Deutsche Bank Securities Inc. and Raymond James & Associates, Inc., for a period of 90 days after the date of the pricing of this offering. The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the 90-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the public announcement of the material news or the occurrence of the material event, as applicable, unless Deutsche Bank Securities Inc. and Raymond James & Associates, Inc. waive, in writing, such extension.

This lock-up provision applies to series B preferred stock and to other securities convertible into or exchangeable or exercisable for common stock. The exceptions to the lock-up are: (a) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; (b) the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift to an immediate family member or to a trust formed for the benefit of an immediate family member, (ii) by will or intestate succession or (iii) by bona fide gift to a charity or educational institution; (c) the transfer of shares of common stock or any securities convertible into shares of common stock to the Issuer to cover tax withholding obligations; and (d) the establishment of a written trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan either existed prior to the date of the lock-up agreements or does not provide for the transfer of shares during the restricted period.

The description of the Lock-Up Agreement is qualified in its entirety by reference to such agreement, a copy of which is incorporated by reference as an Exhibit to this amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the Company’s executive officers and directors (previously filed).

Exhibit B	Transaction Agreement dated September 22, 2008, incorporated herein by reference to Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on September 25, 2008 (previously filed).

Exhibit C	Amendment to Transaction Agreement dated April 28, 2009, incorporated herein by reference Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on April 28, 2009 (previously filed).

Exhibit D	Form of Pledge Agreement, incorporated by reference to Annex C of the Issuer’s Proxy Statement filed August 28, 2009 (previously filed).

Exhibit E	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Issuer’s Proxy Statement filed August 28, 2009 (previously filed).

Exhibit F	Filing Agreement (previously filed)

Exhibit G	Powers of Attorney (previously filed)

Exhibit H	Form of Officer/Director and Major Shareholder Lock-Up Agreement dated as of September 28, 2012 (previously filed).

Exhibit I	Form of Officer/Director and Issuer Lock-Up Agreement dated as of May 7, 2014.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	May 23, 2014
Signature	/s/ Larry G. Franceski
Name/Title	Larry G. Franceski, Attorney in fact